RESOLUTION IN WRITING of the Directors of International Synergy Holding Co., Ltd (the "Corporation")
dated this 28th day of November , 2005 .

BACKGROUND:

1. The Corporation is a corporation organized and operating under the laws of the State of Nevada.

2. The Corporation desires to make certain resolutions:

Resolution to Change the name of the Corporation:

WHEREAS, the Board of Directors has determined that it is in the best interests of the Corporation to change the name of the Company from International Synergy Holding Co., Ltd. to Along Mobile Technologies Inc..

RESOLVED, that the Corporation change the name of the Corporation to Along Mobile Technologies Inc., and to obtain Certificate evidencing name change.

Resolution amending the authorized capital of the Corporation:

WHEREAS, the Board of Directors has determined that it is in the best interests of the Corporation to increase the authorized capital of the Company from 50,000,000 common shares of $0.001 par value to 200,000,000 shares.

RESOLVED, that the Corporation increase the authorized capital of the Company from 50,000,000 common shares of $0.001 par value to 200,000,000 shares.

Resolution for a Change in Corporate Officers:

WHEREAS, the Board of Directors has determined that it is in the best interests of the Corporation simultaneously with the adoption of these resolutions to appoint Jianwei Lee, President and Chief Executive Officer , Chief Technology Officer, to appoint Zhen Wang, Chief Financial Officer and to appoint Yeru Gao, Chief Operation Officer. Furthermore it is in the best interests of the Corporation to appoint Jianwei Lee, Zhen Wang, Yeru Gao, to the Board of Directors of the Company.

RESOLVED, that the Corporation appoint the aforementioned indiviuals as officers and directors of the Corporation.

Resolution to Acquire Shares of Stock

WHEREAS, the Board of Directors has determined that it is in the best interests of the Corporation to acquire certain shares of the common stock of Main Glory Holdings Ltd. ("Main Glory"), a Hong Kong corporation, be it:

RESOLVED, that the Corporation acquire any and all shares of the common and preferred stock of Main Glory, said shares representing 100% (One Hundred percent) of all shares, in all classes, outstanding which owns 100% of Shaanxi Jialong Hi - Tech Industries ("Shaanxi Hi - Tech") a company organized under the laws of the People's Republic of China ("PRC") , all for the aggregate purchase price of an aggregate of 63,811,557 (Sixty three million eight hundred eleven thousand five hundred and fifty seven) shares of the Corporation's Common Stock, all as more particularly set forth in a share exchange agreement as annexed hereto, and, be it:

RESOLVED FURTHER, that the President and/or Treasurer of the Corporation undertake all actions necessary to carry out said resolutions.

The undersigned hereby certifies that he/she is the duly elected and qualified Secretary and the custodian of the books and records and seal of International Synergy Holding Co., Ltd, a corporation duly formed pursuant to the laws of the state of Nevada and that the foregoing is a true record of a resolution duly adopted at a meeting of the Board of Directors and that said meeting was held in accordance with state law and the By-laws of the above-named Corporation on this 28d day of November, 2005 ,and that said resolution is now in full force and effect without modification or rescission.

IN WITNESS WHEREOF, I have executed my name as Secretary and have hereunto affixed the corporate seal of the above-named Corporation this the 28th day of November 2005.

Secretary